FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Information furnished as at 7 October 2005

REED ELSEVIER PLC (Registrant)

1-3 Strand
London WC2N 5JR
United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
EXHIBIT INDEX
Exhibit 99.1

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC Registrant

By:	/s/ L. DIXON Name: L. Dixon Title: Deputy Secretary

Date:	7 October 2005

EXHIBIT INDEX

Exhibit No.	Description
99.1	Disclosure of Interest in Voting Shares of Reed Elsevier PLC

Exhibit 99.1
7 October 2005
ISSUED ON BEHALF OF REED ELSEVIER PLC
Disclosure of Interest in Voting Shares of Reed Elsevier PLC

     Reed Elsevier PLC received today a notification dated 4 October 2005, in accordance with Part VI of the Companies Act 1985 (as amended), that the interest of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, in the ordinary shares of Reed Elsevier PLC is 38,840,237 shares, representing 3.04% of the Company’s current issued share capital.